SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 18, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2010 RESULTS

Hsinchu, Taiwan, August 18, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2010. All U.S. dollar figures in this release are based on the exchange rate of NT$32.27 against US$1.00 as of June 30, 2010.

Net revenue on a US GAAP basis for the second quarter of 2010 was NT$4,498.4 million or US$139.4 million, an increase of 22.5% from NT$3,671.5 million or US$113.8 million in the first quarter and an increase of 53.4% from NT$2,932.7 million or US$90.9 million for the same period in 2009.

Net loss attributable to ChipMOS on a US GAAP basis for the second quarter of 2010 was NT$49.7 million or US$1.5 million, and NT$0.51 or US$0.02 per basic common share, compared to net income attributable to ChipMOS of NT$268.7 million or US$8.3 million, and NT$3.33 or US$0.10 per basic common share, for the first quarter. Net income attributable to ChipMOS under US GAAP includes non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$254.4 million or US$7.9 million and amortization of discount on convertible notes of NT$2.8 million or US$0.1 million for the second quarter of 2010, and non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$5.6 million or US$0.2 million and amortization of discount on convertible notes of NT$5.5 million or US$0.2 million for the first quarter. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income attributable to ChipMOS for the second quarter of 2010 was NT$207.5 million or US$6.5 million, and NT$2.14 or US$0.07 per basic common share, compared to non-GAAP adjusted net income attributable to ChipMOS of NT$279.8 million or US$8.7 million, and NT$3.46 or US$0.11 per basic common share in the first quarter.

The unaudited consolidated financial results of ChipMOS for the second quarter ended Jun. 30, 2010 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our 2Q10 revenue was up 22.5% from the first quarter and was 53.4% higher on a year over year basis. The substantial revenue growth was across all product segments and reflects the successful execution of our business strategy. We have expanded business with existing customers, built key new accounts and continue to manage in the upturn. Our DRAM and LCD driver businesses were both up strongly in Q2. DRAM benefitted from robust demand of both niche and commodity markets. Our LCD driver business benefitted from strong customer demand, termination of price discounts, and additional revenue brought by new capacity added with our SPIL deal. Our flash and mixed-signal businesses were also up but in the low single digits compared to Q1.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continue to closely manage our operating expenses and keep spending as low as possible, while providing our global customer base with the highest possible quality and service that they rely on us for. This control combined with the significant increase in revenue drove 2Q10 gross margin improvement to 5.2%. We are targeting further improvements and expect a trend to historical margin levels in future quarters.”

Selected Operation Data

	2Q10		1Q10
Revenue by segment
Testing		35%		38%
Assembly		38%		39%
LCD Driver		27%		23%

Utilization by segment
Testing		64%		56%
Assembly		94%		86%
LCD Driver		84%		79%
Overall		81%		72%

CapEx	US$	33.0 million	US$	26.6 million
Testing		21%		9%
Assembly		8%		4%
LCD Driver		71%		87%

Depreciation and amortization expenses (US GAAP)	US$	48.9 million	US$	51.5 million

Third Quarter 2010 Outlook

Mr. Cheng continued, “Looking into the third quarter, we currently expect revenue to increase 4% to 10% compared to the second quarter 2010, with revenue growth primarily from LCD and flash businesses. We currently expect gross margin on a consolidated basis for the third quarter of 2010 to be in the range from 5% to 11%. The improvement in gross margin compared to the second quarter is primarily due to growth in revenue and product mix adjustment under fully utilized assembly manufacturing.”

“We feel very comfortable about our business, progress, capacity and outlook. End market demand remains very robust in our core DRAM and LCD driver businesses. Our efforts to diversify our customer base have clearly worked and we continue to gain momentum. We are also seeing additional demand from the resumption of business activity with Spansion. We continue to move forward with our financial structure improvement efforts, and ample capacity to satisfy existing customer demand and new opportunities we are pursuing.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2010 results on Wednesday, August 18, 2010 at 7:00 pm EDT (7:00 am, August 19, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517. To access the replay use confirmation ID number 354320.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2010, and Jun. 30, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	139.4	113.8	90.9	139.4	113.8	90.9
Cost of Revenue	131.7	124.3	121.6	132.1	124.8	122.0

Gross Profit (Loss)	7.7	(10.5)	(30.7)	7.3	(11.0)	(31.1)

Other Operating Income	—	—	—	20.2	34.4	2.1
Operating Expenses
Research and Development	3.3	2.9	2.9	3.3	2.9	2.9
Sales and Marketing	0.7	0.4	(0.4)	0.7	0.4	(0.4)
General and Administrative	5.6	4.8	4.8	5.6	4.9	5.5
Other Operating Expenses	—	—	—	0.1	1.2	0.2

Total Operating Expenses	9.6	8.1	7.3	9.7	9.4	8.2

Income (Loss) from Operations	(1.9)	(18.6)	(38.0)	17.8	14.0	(37.2)

Non-Operating Income (Expenses), Net	3.9	25.9	(0.3)	(16.2)	(7.2)	(3.0)

Income (Loss) before Income Tax	2.0	7.3	(38.3)	1.6	6.8	(40.2)

Income Tax Benefit (Expense)	(0.4)	1.5	2.7	(0.4)	1.6	2.8

Net Income (Loss)	1.6	8.8	(35.6)	1.2	8.4	(37.4)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(2.8)	(0.1)	(0.1)	(2.7)	(0.1)	(0.0)

Net Income (Loss) Attributable to ChipMOS	(1.2)	8.7	(35.7)	(1.5)	8.3	(37.4)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.01)	0.11	(0.46)	(0.02)	0.10	(0.48)

Shares Outstanding (in thousands)-Basic	96,900	80,804	78,133	96,900	80,804	78,133

Net Income (Loss) Attributable to ChipMOS-Diluted	(1.2)	0.3	(35.7)	(1.5)	(0.1)	(37.4)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.01)	0.00	(0.46)	(0.02)	(0.00)	(0.48)

Shares Outstanding (in thousands)-Diluted	96,900	108,453	78,133	96,900	108,453	78,133

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.27 against US$1.00 as of Jun. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2010, and Jun. 30, 2009

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,498.4	3,671.5	2,932.7	4,498.4	3,671.5	2,932.7
Cost of Revenue	4,249.9	4,012.6	3,923.5	4,263.3	4,026.2	3,936.9

Gross Profit (Loss)	248.5	(341.1)	(990.8)	235.1	(354.7)	(1,004.2)

Other Operating Income	—	—	—	652.1	1,109.4	67.7
Operating Expenses
Research and Development	107.8	92.6	92.0	107.8	92.6	92.0
Sales and Marketing	21.9	12.3	(13.6)	21.9	12.3	(13.6)
General and Administrative	180.2	155.3	157.2	181.2	158.2	179.0
Other Operating Expenses	—	—	—	3.4	39.1	8.7

Total Operating Expenses	309.9	260.2	235.6	314.3	302.2	266.1

Income (Loss) from Operations	(61.4)	(601.3)	(1,226.4)	572.9	452.5	(1,202.6)

Non-Operating Income (Expenses), Net	125.5	836.9	(9.6)	(523.7)	(233.9)	(95.5)

Income (Loss) before Income Tax	64.1	235.6	(1,236.0)	49.2	218.6	(1,298.1)

Income Tax Benefit (Expense)	(13.0)	49.9	87.7	(11.1)	52.6	90.5

Net Income (Loss)	51.1	285.5	(1,148.3)	38.1	271.2	(1,207.6)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(90.1)	(4.5)	(2.4)	(87.8)	(2.5)	(0.6)

Net Income (Loss) Attributable to ChipMOS	(39.0)	281.0	(1,150.7)	(49.7)	268.7	(1,208.2)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.40)	3.48	(14.73)	(0.51)	3.33	(15.46)

Shares Outstanding (in thousands)-Basic	96,900	80,804	78,133	96,900	80,804	78,133

Net Income (Loss) Attributable to ChipMOS-Diluted	(39.0)	9.7	(1,150.7)	(49.7)	(2.5)	(1,208.2)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.40)	0.09	(14.73)	(0.51)	(0.02)	(15.46)

Shares Outstanding (in thousands)-Diluted	96,900	108,453	78,133	96,900	108,453	78,133

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Jun. 30, Mar. 31, 2010, and Jun. 30, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Jun. 30, 2010 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Jun. 30, 2010	Mar. 31, 2010	Jun. 30, 2009
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(1.5)	8.3	(37.4)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(1.5)	(0.1)	(37.4)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	7.9	0.2	0.0
Amortization of discount on convertible notes(3)	0.1	0.2	0.8

Total Special Items	8.0	0.4	0.8

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	6.5	8.7	(36.6)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	6.5	(0.1)	(36.6)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.02)	0.10	(0.48)

Adjustment for special items	0.09	0.01	0.01

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.07	0.11	(0.47)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.02)	(0.00)	(0.48)

Adjustment for special items	0.09	—	0.01

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.07	(0.00)	(0.47)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.27 against US$1.00 as of Jun. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted for the three months ended Mar. 31, 2010 already excludes non-cash special items for the changes in the fair value of the embedded derivative liabilities and non-cash amortization expense of discount on convertible notes.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Jun. 30, Mar. 31, 2010, and Jun. 30, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2010	Mar. 31, 2010	Jun. 30, 2009
Net Revenue	139.4	113.8	90.9
Cost of Revenue	132.1	124.8	122.0

Gross Profit (Loss)	7.3	(11.0)	(31.1)

Other Operating Incomes	20.2	34.4	2.1
Operating Expenses
Research and Development	3.3	2.9	2.9
Sales and Marketing	0.7	0.4	(0.4)
General and Administrative	5.6	4.9	5.5
Other Operating Expenses	0.1	1.2	0.2

Total Operating Expenses	9.7	9.4	8.2

Income (Loss) from Operations	17.8	14.0	(37.2)

Non-Operating Income (Expenses), Net(2)	(8.2)	(6.8)	(2.2)

Income (Loss) before Income Tax (2)	9.6	7.2	(39.4)

Income Tax Benefit (Expense)	(0.4)	1.6	2.8

Net Income (Loss)(2)	9.2	8.8	(36.6)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(2.7)	(0.1)	(0.0)

Net Income (Loss) Attributable to ChipMOS-Basic (2)	6.5	8.7	(36.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	0.07	0.11	(0.47)

Shares Outstanding (in thousands)-Basic	96,900	80,804	78,133

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	6.5	(0.1)	(36.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	0.07	(0.00)	(0.47)

Shares Outstanding (in thousands)-Diluted	96,900	108,453	78,133

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.27 against US$1.00 as of Jun. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$254.4 million or US$7.9 million and amortization of discount on convertible notes of NT$2.8 million or US$0.1 million for the three months ended Jun. 30, 2010, non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$5.6 million or US$0.2 million and amortization of discount on convertible notes of NT$5.5 million or US$0.2 million for the three months ended Mar. 31, 2010, and amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Jun. 30, 2009. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2010, and Jun. 30, 2009

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	152.7	156.8	159.9	152.7	156.8	159.9
Financial Assets at Fair Value Through Profit or Loss	4.2	4.1	2.9	4.2	4.1	2.9
Available-for-Sale Financial Assets	—	—	—	—	—	3.1
Held-to-Maturity Financial Assets	—	—	7.7	—	—	7.7
Investments with no Active Market	—	—	3.1	—	—	—
Accounts and Notes Receivable	109.1	80.1	60.0	109.1	80.1	60.0
Inventories	32.8	26.8	24.1	32.9	26.8	22.9
Other Current Assets	40.9	38.4	40.6	40.7	38.2	40.5

Total Current Assets	339.7	306.2	298.3	339.6	306.0	297.0

Long-Term Investments	0.6	0.6	10.5	0.6	0.6	10.5

Property, Plant & Equipment-Net	597.5	620.5	643.6	587.5	611.0	635.5
Intangible Assets	3.2	3.1	3.3	3.2	3.1	3.3
Other Assets	32.5	29.7	20.2	34.4	31.6	21.1

Total Assets	973.5	960.1	975.9	965.3	952.3	967.4

LIABILITIES
Current Liabilities
Short-Term Loans	76.7	70.2	93.6	76.7	70.2	93.6
Current Portion of Long-Term Debts	111.2	107.4	98.6	111.2	107.4	97.5
Accounts Payable and Payables to Contractors and Equipment Suppliers	38.2	28.5	20.1	38.2	28.5	20.1
Current Portion of Long-Term Lease Payable	24.4	24.8	—	24.4	24.8	—
Other Current Liabilities	52.1	51.6	28.3	52.1	51.6	28.3

Total Current Liabilities	302.6	282.5	240.6	302.6	282.5	239.5
Long-Term Liabilities
Long-Term Debts	252.7	310.5	383.0	252.7	310.5	383.0
Long-Term Lease Payable	33.0	39.6	—	33.0	39.6	—
Other Liabilities	3.3	3.2	4.2	11.9	11.8	11.5

Total Liabilities	591.6	635.8	627.8	600.2	644.4	634.0

EQUITY
Shareholders’ Equity
Capital Stock	1.1	0.9	0.9	1.1	0.9	0.9
Deferred Compensation	(0.1)	(0.2)	(0.5)	(0.1)	(0.2)	(0.9)
Capital Surplus	433.5	405.9	397.4	425.2	397.6	388.8
Retained Earnings (Accumulated Losses)	(160.4)	(159.1)	(126.7)	(159.8)	(158.3)	(124.5)
Treasury Stock	(3.2)	(2.8)	(3.7)	(3.2)	(2.8)	(3.7)
Cumulated Translation Adjustments	13.0	12.3	13.6	13.0	12.3	13.6
Unrecognized Pension Cost	—	—	—	(6.9)	(7.0)	(6.4)

Total Shareholders’ Equity	283.9	257.0	281.0	269.3	242.5	267.8

Noncontrolling Interests	98.0	67.3	67.1	95.8	65.4	65.6

Total Equity	381.9	324.3	348.1	365.1	307.9	333.4

Total Liabilities & Equity	973.5	960.1	975.9	965.3	952.3	967.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.27 against US$1.00 as of Jun. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2010, and Jun. 30, 2009

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)	Jun. 30, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Jun. 30, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	4,928.5	5,059.6	5,158.5	4,928.5	5,059.6	5,158.5
Financial Assets at Fair Value Through Profit or Loss	135.8	134.0	94.0	135.8	134.0	94.0
Available-for-Sale Financial Assets	—	—	—	—	—	100.0
Held-to-Maturity Financial Assets	—	—	250.0	—	—	250.0
Investments with no Active Market	—	—	100.0	—	—	—
Accounts and Notes Receivable	3,519.7	2,584.3	1,935.9	3,519.7	2,584.3	1,935.9
Inventories	1,060.0	863.7	776.4	1,061.0	864.6	740.6
Other Current Assets	1,319.5	1,239.4	1,311.7	1,313.3	1,233.2	1,305.5

Total Current Assets	10,963.5	9,881.0	9,626.5	10,958.3	9,875.7	9,584.5

Long-Term Investments	20.0	20.0	337.8	20.0	20.0	337.8

Property, Plant & Equipment-Net	19,279.9	20,023.0	20,767.7	18,958.2	19,714.9	20,506.6
Intangible Assets	102.7	101.6	106.6	102.7	101.6	106.6
Other Assets	1,048.7	956.3	652.5	1,112.3	1,018.5	682.8

Total Assets	31,414.8	30,981.9	31,491.1	31,151.5	30,730.7	31,218.3

LIABILITIES
Current Liabilities
Short-Term Loans	2,473.9	2,265.0	3,020.5	2,473.9	2,265.0	3,020.5
Current Portion of Long-Term Debts	3,590.2	3,466.0	3,182.3	3,590.2	3,466.0	3,146.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,232.1	920.7	648.3	1,232.1	920.7	648.3
Current Portion of Long-Term Lease Payable	788.0	800.9	—	788.0	800.9	—
Other Current Liabilities	1,681.6	1,663.5	913.2	1,681.6	1,663.5	913.2

Total Current Liabilities	9,765.8	9,116.1	7,764.3	9,765.8	9,116.1	7,728.3
Long-Term Liabilities
Long-Term Debts	8,154.2	10,020.2	12,360.1	8,154.2	10,020.2	12,360.1
Long-Term Lease Payable	1,065.5	1,276.6	—	1,065.5	1,276.6	—
Other Liabilities	105.5	104.1	136.4	383.9	382.7	370.8

Total Liabilities	19,091.0	20,517.0	20,260.8	19,369.4	20,795.6	20,459.2

EQUITY
Shareholders’ Equity
Capital Stock	35.7	29.9	27.6	35.7	29.9	27.6
Deferred Compensation	(4.0)	(6.2)	(15.6)	(3.2)	(8.0)	(27.5)
Capital Surplus	13,990.7	13,098.7	12,825.9	13,721.1	12,830.7	12,547.7
Retained Earnings (Accumulated Losses)	(5,174.9)	(5,136.0)	(4,088.2)	(5,158.0)	(5,108.4)	(4,019.0)
Treasury Stock	(103.5)	(90.9)	(121.0)	(103.5)	(90.9)	(121.0)
Cumulated Translation Adjustments	418.7	397.5	437.7	418.7	397.5	437.7
Unrecognized Pension Cost	—	—	—	(222.0)	(225.6)	(204.8)

Total Shareholders’ Equity	9,162.7	8,293.0	9,066.4	8,688.8	7,825.2	8,640.7

Noncontrolling Interests	3,161.1	2,171.9	2,163.9	3,093.3	2,109.9	2,118.4

Total Equity	12,323.8	10,464.9	11,230.3	11,782.1	9,935.1	10,759.1

Total Liabilities & Equity	31,414.8	30,981.9	31,491.1	31,151.5	30,730.7	31,218.3